TERYL RESOURCES CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INFORMATION CIRCULAR
(As at September 30, 2003 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of TERYL RESOURCES CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Tuesday, November 4, 2003 at 10:00 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M6J 2Y1, Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on September 30, 2003 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. 27,248,088 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on September 30, 2003 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,411,883 (1)	19.86%

(1)

Of the 5,411,883 common shares owned by Susanne Robertson, 691,600 common shares are held directly and the balance of 4,720,283 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of September 30, 2003, the directors and senior officers as a group owned beneficially directly and indirectly, 7,561,947 common shares of the Company, representing 27.75% of the presently issued and outstanding common shares of the Company.

ADVANCE NOTICE OF MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) and was published in The Province newspaper, Vancouver, British Columbia on September 9, 2003.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The Company has two executive officers and four directors. (In this Information Circular, “Executive Officer” means an individual who at any time during the year was the Chairman of the Board, the Vice Chairman of the Board, the President of the Company, a Vice-President of the Company or an officer of the Company or any person who performed a policy making function in respect of the Company). The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2003, and any compensation other than bonuses earned during the fiscal year ended May 31, 2002 the payment of which was deferred) paid to such Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2003 was $30,000 ($30,000 in 2002). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. Other than as herein set forth, the Company did not pay any additional compensation to its Executive Officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Incentive Share Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually, and a resolution for this annual approval is set out herein.

The purpose of the Plan is to attract, retain and motivate “eligible persons” to the Company and to advance the interests of the Company by providing such persons with the opportunity to acquire an increased proprietary interest in the Company. An “eligible person” is defined in the Plan generally as any director, officer, employee (full or part-time) or consultant engaged to provide ongoing management or consulting services for the Company or any subsidiary thereof.

Other

Except as set out below, the Company has not paid any other compensation to any of its Executive Officers, Director or Employees in its most recently completed financial year.

Summary Compensation Table

The Name Executive Officers of the Company are defined as follows:

(a)	the Chief Executive Officer or the President of the Company, despite the amount of compensation paid to that individual;

(b)

each of the Company’s four highly compensated Executive Officers, other than the Chief Executive Officer, who are serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000.00; and

(c)

any additional individual for whom disclosure would have been provided under (b) but for the fact the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year.

The following table provides a summary of compensation earned during the fiscal year ended May 31, 2002 by the only Named Executive Officer of the Company, the President. There are no other executive officers whose combined salary and bonus exceeds $100,000.00.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	Payouts
					Securities Granted under (1) Options / SARS(2) Granted #	Restricted Shares or Restricted Share Units ($)	(3) LTIP Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2003	Nil	Nil	$30,000.00 (4)	990,000 / Nil	Nil	Nil	Nil
John G. Robertson, President	2002	Nil	Nil	$30,000.00 (4)	Nil(5) / Nil	Nil	Nil	Nil
John G. Robertson, President	2001	Nil	Nil	$30,000.00 (4)	1,000,000 (5) / Nil	Nil	Nil	Nil

(1)	Number of stock options granted during the fiscal year reported. During fiscal 2003, Mr. Robertson held 990,000 options exercisable at $0.10.

(2)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.

(5)	On April 22, 2002, options granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

Incentive Plans

(a)	Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)	Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Issuer or any of its subsidiaries made during the financial year ended May 31, 2003, to each of the Named Executive Officers and the directors of the Issuer. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s).

Option/SAR Grants

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John G. Robertson, President, Director and CEO	990,000 (1)(4)	nil% (1)(2)	n/a(2)	$n/a(1)	(1)
Directors who are not Named Executive Officers	25,000	nil% (2)	$0.15(2)	$0.15	September 23, 2007

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2003.
(2)

During the fiscal year ended May 31, 2003 800,000 additional stock options were granted, none of which were granted to employees. However, 775,000 were granted to consultants and 25,000 were granted to a director.

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company paid no cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. During the last fiscal year of the Company, the sum of $30,000 was accrued as a management fee to SMR Investments Ltd. The sum of $6,000 was paid as rent to the same company.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is June Fitzmartyn, Chartered Accountant, of #590, 2600 Granville Street, Vancouver, British Columbia, V6H 3V3.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements of the Company for the fiscal years ended May 31, 2003 and 2002 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint June Fitzmartyn, Chartered Accountant, as auditor of the Company to hold office until the close of the next annual meeting at remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of June Fitzmartyn, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until her successor is appointed and to authorize the directors to fix her remuneration.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Management of the Company proposes that the number of directors for the Company remains at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson * Richmond, B.C. President and Director of the Company since 1986; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, Chairman of the Board and President of Linux Gold Corp., of REGI U.S., Inc., of IAS Communications, Inc., of Information-Highway.com, Inc. since 1995.	President, Secretary, Chief Financial Officer and Director	Oct. 25, 1985	1,752,064 common shares (directly) 285,200 common shares (indirectly)	7.48%
Jennifer Lorette Richmond, B.C. Director and Vice President of the Company since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001; Director, Vice President and Secretary of Linux Gold Corp., Inc., Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Vice President and Director	February 20, 2001	112,800 common shares	0.41%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of the Company, Director of SMR Investments Ltd., Director of LinuxWizardry Systems, Inc.; and Director of Reg Technologies Inc.	Director	Sept. 12, 1990	691,600 common shares (directly) 4,720,283 common shares (indirectly)	19.86%

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
Monique Van Oord* North Vancouver, BC Director of the Issuer since October, 2002. Administrator for several public companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002; Accounts Manager with Information Highway between 1999 and 2001; attendance at training institute specializing in Business and Computers between 1998 and 1999.	Director	2002	Nil	0%

(*)	Audit Committee
(2)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Approval of Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

Recommendation

The Company is of the view that the 2002 Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. Directors shall also have the authority to amend the 2002 Plan to reduce the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2002 Plan, the Company will grant options on a case by case basis with each option subject to specific regulatory approval.

Shareholders will be asked to ratify, confirm and approve the adoption of the 2002 Plan, and the existing stock options previously granted. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution, which is attached hereto as Exhibit “A”.

Disinterested Shareholder Approval

In addition to the general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties may not be voted in respect of resolutions requiring approval by the Company’s disinterested Shareholders. To management’s knowledge, as of September 30, 2003, a total of 7,561,947 shares of the Company, representing 27.75% of the presently issued and outstanding common shares of the Company, are held by insiders of the Company to whom options may be granted under the 2002 Plan which shares will not be eligible to be voted for the purposes of approving the 2002 Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the 2002 Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution, which is attached hereto as Exhibit “B”.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia, this 30th day of September, 2003.

By Order of the Board of
TERYL RESOURCES CORP.

“John G. Robertson”
JOHN ROBERTSON,
President

EXHIBIT “A”

RESOLUTION RATIFYING THE COMPANY’S 2002 STOCK OPTION PLAN

“BE IT RESOLVED, that:

1.

the adoption of the Company’s 2002 Stock Option Plan, in the form approved by the shareholders on January 22, 2003, at the Annual General Meeting of Shareholders (the “Plan”) be and the same is hereby ratified, adopted, confirmed and approved;

2.	the Company be authorized to grant stock options for up to 10% of the common shares of the Company outstanding from time to time pursuant and subject to the terms and conditions of the Plan;

3.

the previously existing stock options granted to directors, officers, employees and consultants of the Company be ratified; all existing stock options shall become subject to the provisions of the Plan upon adoption by the Company;

4.

The Board of Directors be authorized on behalf of the Company to do all such further acts as are required to be done and make any amendments or revisions to the Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Company, in order to ensure adoption of the Plan; and

5.

and one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give the effect to this resolution.”

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

EXHIBIT “B”

RESOLUTION RATIFYING THE COMPANY’S 2002 STOCK OPTION PLAN BY DISINTERESTED SHAREHOLDERS

“BE IT RESOLVED, that:

1.

the stock options granted to Insiders, as that term is defined by the TSX Venture Exchange, under the Company’s 2002 Stock Option Plan, in the form approved by the shareholders at the Annual General Meeting of Shareholders on January 22, 2003 (the “Plan”), be ratified, adopted, confirmed and approved;

2.	all existing stock options granted to Insiders shall become subject to the provisions of the Plan upon adoption by the Company;

3.	any reduction in exercise price of any option granted to an Insider be ratified and or approved;

4.

and one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give the effect to this resolution.”

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.